May 2008 Pricing Sheet dated May 12, 2008 relating to Preliminary Terms No. 654 dated May 9, 2008 to Registration Statement No. 333-131266 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Equities
Buffered PLUS based on the Value of the S&P 500® Index and the MSCI EAFE Index® due May 28, 2009
Buffered Performance Leveraged Upside SecuritiesSM

PRICING TERMS – MAY 12, 2008
Issuer:	Morgan Stanley
Maturity date:	May 28, 2009
Original issue price:	$10 per Buffered PLUS
Stated principal amount:	$10 per Buffered PLUS
Pricing date:	May 12, 2008
Original issue date:	May 19, 2008 (5 business days after the pricing date)
Aggregate principal amount:	$11,567,000
Interest:	None
Basket:	Basket indices	Bloomberg ticker symbol	Basket index weighting	Initial average index value*	Multiplier*
	S&P 500® Index (the “S&P 500 Index”)	SPX	65%
	MSCI EAFE Index® (the “MSCI EAFE Index”)	MXEA	35%
	*To be determined on the final basket setting date. See “Basket setting dates” below.
Payment at maturity per Buffered PLUS:	▪ If the final average basket value is greater than the initial basket value: $10 + leveraged upside payment, subject to the maximum payment at maturity
▪ If the final average basket value is less than or equal to the initial basket value but has decreased by an amount less than or equal to the buffer amount of 10% from the initial basket value: $10
▪ If the final average basket value is less than the initial basket value and has decreased by an amount greater than the buffer amount of 10% from the initial basket value:
$10 + [$10 x (basket return + 10%) x downside factor]
This amount will be less than the stated principal amount of $10.
Leveraged upside payment:	$10 x upside leverage factor x basket return
Upside leverage factor:	300%
Buffer amount:	10%
Downside factor:	1.1111
Basket return:	(final average basket value – initial basket value) / initial basket value
Maximum payment at maturity:	$11.39 (113.9% of the stated principal amount)
Minimum payment at maturity:	None
Initial average index value:
For each basket index, the arithmetic average of the basket index closing values of each basket index on the relevant basket setting dates, to be determined on the final basket setting date.  See “Basket––Initial average index value” above.

Initial basket value:
10, which will be equal to the sum of the products of the initial average index value times the applicable multiplier for each basket index.  See “Basket—Initial average index value” and “—Multiplier” above.

Final average basket value:	The arithmetic average of the basket closing values on each of the valuation dates.
Basket closing value:	The basket closing value on any valuation date will be the sum of the products of the basket index closing value times the applicable multiplier for each of the basket indices.
Basket index closing value:	The basket index closing value for each basket index on any date will equal the closing value of such basket index as published by the respective index publisher on such date.
Basket setting dates:	For each basket index, May 12, 2008, May 13, 2008, May 14, 2008, May 15, 2008 and May 16, 2008, subject to adjustment for non-index business days and certain market disruption events.
Valuation dates:	May 19, 2009, May 20, 2009, May 21, 2009, May 22, 2009 and May 26, 2009, subject to adjustment for non-index business days and certain market disruption events.
Multiplier:
The multiplier for each basket index will be set on the final basket setting date based on each basket index’s respective initial average index value so that each basket index is reflected in the predetermined initial basket value in accordance with its applicable basket index weighting and will remain constant for the term of the Buffered PLUS. See “Basket—Multiplier” above.

Listing:	The Buffered PLUS will not be listed on any securities exchange.
CUSIP:	617480413
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Company
Per Buffered PLUS	$10	$0.005	$9.995
Total	$11,567,000	$5,783.50	$11,561,216.50
(1)	For additional information, see “Plan of Distribution” in the accompanying prospectus supplement for PLUS.

“Standard & Poor’s®,” “S&P®,” “S&P 500®” “Standard & Poor’s 500®” and “500®” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley.  “MSCI EAFE Index®” is a trademark of MSCI Inc. and has been licensed for use by Morgan Stanley.  The Buffered PLUS are not sponsored, endorsed, sold or promoted by any of the foregoing index publishers, and the index publishers make no representation regarding the advisability of investing in the Buffered PLUS.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 654 dated May 9, 2008
Amendment No. 2 to Prospectus Supplement for PLUS dated October 24, 2007
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.